FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

The notice of annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Registrant”), to be held on August 3, 2009.

JA Solar Holdings Co., Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on August 3, 2009

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Company”) will be held on August 3, 2009  at 10:30 a.m., Beijing time, at the conference room of the Company, No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China, for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Executive Chairman and Chief Executive Officer for the year ended December 31, 2008.

2.	To re-elect Baofang Jin, the retiring director, and authorize the board of directors to fix his remuneration.

3.	To re-elect Huaijin Yang, the retiring director, and authorize the board of directors to fix his remuneration.

4.	To re-elect Bingyan Ren, the retiring director, and authorize the board of directors to fix his remuneration.

5.	To re-elect Honghua Xu, the retiring director, and authorize the board of directors to fix his remuneration.

6.	To elect Jian Xie as a director of the Company, and authorize the board of directors to fix his remuneration.

7.	To elect Jiqing Huang as a director of the Company, and authorize the board of directors to fix his remuneration.

8.	To elect Hope Ni as a director of the Company, and authorize the board of directors to fix her remuneration.

9.
As special business and as a special resolution, to approve and adopt the Third Amended and Restated Articles of Association of the Company to consolidate all amendments made to the articles of association pursuant to special resolutions of shareholders of the Company passed on 30 June 2007 and 30 June 2008.

10.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on June 24, 2009 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Baofang Jin
Executive Chairman of the Board of Directors

Dated: July 2, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: July 2, 2009